Filed Pursuant to Rule 424(b)(3)

Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 9 DATED DECEMBER 23, 2014

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated June 27, 2014, Supplement No. 6, dated October 30, 2014, Supplement No. 7, dated November 12, 2014 and Supplement No. 8, dated November 19, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of the Company;

(2)	the completion of our acquisition of the Winston-Salem, NC IMF;

(3)	an amendment to, and an increase in, the KeyBank Credit Facility; and

(4)	the waiver by our advisor of receipt of any internalization fee upon listing.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of December 23, 2014, we had accepted investors’ subscriptions for and issued approximately 6,378,000 shares of Class A common stock in the Offering, resulting in receipt of gross proceeds of approximately $63,226,000. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of December 23, 2014, we had approximately $2,187,044,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Acquisition of the Winston-Salem, NC IMF

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 8 of the prospectus and the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section beginning on page 117 of the prospectus:

On December 17, 2014, we, through a wholly-owned subsidiary of our operating partnership, acquired 100% of the fee simple interest in a 22,200 rentable square foot medical facility (the “Winston-Salem, NC IMF”), located in the Winston-Salem, North Carolina metropolitan area, for a purchase price of $6,254,000, plus closing costs. The seller of the Winston-Salem, NC IMF, Stratford Executive Associates, LLC, a North Carolina limited liability company, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Winston-Salem, NC IMF using net proceeds from our initial public offering. In connection with the acquisition, we incurred an acquisition fee of approximately $125,080, or 2% of the purchase price, payable to our advisor.

Description of the Property

The Winston-Salem, NC IMF was constructed in 2004. On December 17, 2014, we entered into a new lease agreement with Piedmont Ear, Nose and Throat Associates, PA (“Penta”).

In evaluating the Winston-Salem, NC IMF as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Winston-Salem, NC IMF:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Earned by Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy
Winston-Salem, NC IMF	12/17/2014	2004	$6,254,000	$125,080	7.10%	7.77%	100.0%

(1)	Fees earned by sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 88 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Winston-Salem, NC IMF is suitable for its present and intended purpose as a medical facility and adequately covered by insurance.

The Winston-Salem, NC IMF is located in the Winston-Salem, North Carolina metropolitan area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Winston-Salem, NC IMF. Among other things, the property manager will have the authority to negotiate and enter into leases for the Winston-Salem, NC IMF on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Winston-Salem, NC IMF, in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section on page 117 of the prospectus:

The following table shows, as of the acquisition date, the principal provisions of the lease terms for the sole tenant of the Winston-Salem, NC IMF:

Tenant(1)	Renewal Options(2)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Expiration
Penta	3/5 yr	$444,000	(3)	$20.00	12/31/2024

(1)	All of the operations and the principal nature of business of the tenant are healthcare related. The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building.

(2)	Represents option renewal period/term of each option.
(3)	The annual base rent under the lease increases by 2.0% of then-current annual base rent.

Depreciable Tax Basis

For 2013, the real estate taxes on the Winston-Salem, NC IMF were approximately $44,300. For federal income tax purposes, we estimate that the depreciable tax basis in the Winston-Salem, NC IMF will be approximately $5,629,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies” section beginning on page 104 of the prospectus:

On December 17, 2014, Carter Validus Operating Partnership II, LP (“CVOP II”), the operating partnership of the Company, and certain of the Company’s subsidiaries amended certain agreements related to the Company’s credit facility (the “KeyBank Credit Facility”) to increase the maximum commitments available under the KeyBank Credit Facility from $35,000,000 to an aggregate of up to $180,000,000, consisting of a revolving line of credit with a maturity date of December 17, 2017, subject to CVOP II’s right for two, 12-month extension periods. The KeyBank Credit Facility can be increased to $400,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at CVOP II’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 1.75% to 2.75% (the margin rate was previously set at a range from 2.00% to 3.25%), which is determined based on the overall leverage of CVOP II; or (b) a base rate, which means, for any day, a fluctuating rate per annual equal to the prime rate for such day, plus an applicable margin ranging from 0.75% to 1.75% (the margin rate was previously set at a range from 1.00% to 2.25%), which is determined based on the overall leverage of CVOP II. In addition to interest, CVOP II is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility agreement (the “Unused Fee”) at a per annum rate equal to 0.30% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50% of the lenders’ commitments. The Unused Fee is payable quarterly in arrears.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. The amount of credit available under the KeyBank Credit Facility will be a maximum principal amount of the value of the assets that are included in the pool availability.

On December 17, 2014, in connection with the amendment described above and the Company’s acquisition of the Winston-Salem, NC IMF, CVOP II, through three of its wholly-owned subsidiaries, entered into a First Amended and Restated Unconditional Guaranty of Payment and Performance agreement together with the Company in favor of KeyBank National Association, as Administrative Agent for itself and the other lender parties to the KeyBank Credit Facility (the “Agent”). CVOP II pledged its security interests in the wholly-owned subsidiaries to the KeyBank Credit Facility pursuant to a Collateral Assignment of Interests in favor of Agent, dated December 17, 2014. The addition of the Winston-Salem, NC IMF to the pool availability for the KeyBank Credit Facility increased CVOP II’s pool availability under the KeyBank Credit Facility by approximately $3,752,000. As of December 17, 2014, the aggregate pool availability under the KeyBank Credit Facility was $8,882,000.

Waiver of Internalization Fee Upon Listing

In an effort to continue to align its incentive payments with the value created to our stockholders, in the event the Company determines to internalize the management team (or a portion thereof) of the Advisor in connection therewith, the Company will not pay the Advisor an internalization fee as a result of such transaction.

3